Exhibit 99.1

CLIK Announces Pricing of $8.28 Million Public Offering of Ordinary Shares

Hong Kong, April 1, 2025 (GLOBE NEWSWIRE) -- Click Holdings Limited (NASDAQ: CLIK) (“Click” or the “Company”), a provider of human resources (“HR”) solutions in Hong Kong specializing in Seniors Nursing Care, Logistics, and Professional HR services, today announced the pricing of its public offering of 13,800,000 ordinary shares at a public offering price of $0.6 per ordinary share.

Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be approximately $8.28 million. The offering is expected to close on April 2, 2025, subject to customary closing conditions.

Pacific Century Securities LLC and Revere Securities LLC acted as co-placement agents in connection with this offering.

The securities described above were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-285922) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on March 31, 2025. The offering was being made only by means of a prospectus which is a part of the Registration Statement. A final prospectus relating to the offering will be filed with the SEC. Copies may be obtained from Pacific Century Securities LLC, 60-20 Woodside Avenue Ste 211Queens, NY 11377 (+1)212-970-8868 and from Revere Securities LLC, 560 Lexington Ave 16th floor, New York, NY 10022, at +1 (212) 688-2350.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Click Holdings Limited

Click Holdings Limited is a holding company incorporated in the British Virgin Islands, and all of its operations are carried out by its operating subsidiaries in Hong Kong, JFY Corporate Services Company Limited and Click Services Limited. The Company is a human resources solutions provider, specializing in offering comprehensive human resources solutions in three principal sectors, namely (i) professional solution services, (ii) nursing solution services, and (iii) logistics and other solution services. The Company provides services to a broad range of customers including Certified Public Accountant firms, charitable organizations, non-governmental organizations, small and medium-sized businesses and Hong Kong listed companies.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to satisfy the closing conditions related to the offering, our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For enquiry, please contact:

Click Holdings Limited

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8900